

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 18, 2020

Jason Ma
Chief Executive Officer and Chairman
Tottenham Acquisition I Ltd
Unit 902, Lucky Building
39-41 Wellington Street
Central, Hong Kong

      Re: Tottenham Acquisition I Ltd
         Preliminary Proxy Statement on Schedule 14A
         Filed November 18, 2020
         File No. 001-38614

Dear Mr. Ma:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Giovanni Caruso, Esq.